SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                        Commission File Number: 333-3954
                           NOTIFICATION OF LATE FILING

(Check One): [_] Form 10-K    [_] Form 11-K    [_] Form 20-F    [X] Form 10-Q
             [_] Form N-SAR

                  For Period Ended:  September 30, 1999

    [_]    Transition Report on Form 10-K
    [_]    Transition Report on Form 20-F
    [_]    Transition Report on Form 11-K
    [_]    Transition Report on Form 10-Q
    [_]    Transition Report on Form N-SAR
           For the Transition Period Ended:  _________________________
   Read attached instruction sheet before preparing form.  Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

IMC Mortgage Company
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Full Name of Registrant

Former Name if Applicable

5901 E. Fowler Avenue
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Address of Principal Executive Office (Street and Number)

Tampa, Florida  33617
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City, State and Zip Code

                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]     (a)    The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b)    The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N_SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]     (c)    The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N_SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant has been involved in the consummation of a sale of its mortgage loan servicing and origination business to CitiFinancial Mortgage Company. An asset purchase agreement was executed on July 13, 1999 and approved by the Registrant's Board of Directors on July 30, 1999. Following execution of the asset purchase agreement, the Registrant prepared a definitive proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934, which was filed with the Securities and Exchange Commission on September 29, 1999. The sale of the Registrant's mortgage loan servicing and origination business to CitiFinancial Mortgage Company was approved by the shareholders of the Registrant on November 12, 1999. These activities have taken substantial time and resources, which ordinarily would be used to prepare and file the Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 1999, and have caused the Registrant to be unable to complete this Form 10-Q on or before the date on which it is required to be filed without unreasonable effort or expense. The Registrant believes at this time that its Form 10-Q will be filed within the grace period provided for under Rule 12b-25.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Stuart D. Marvin                 813                     984-2548
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              (Name)                   (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [_] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         As more fully described in the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and the Quarterly Reports on Form 10-Q for the periods ended March 31, 1999 and June 30, 1999, since September 1998, the Registrant has been materially and adversely affected by significant and adverse conditions in the equity, debt and asset-backed capital markets. These adverse conditions have caused the Registrant in the three months ended December 31, 1998, March 31, 1999 and June 30, 1999 to realize significant net losses. The Registrant believes that these continuing adverse conditions, among other things, will result in similar significant net losses for the three months ended September 30, 1999.

IMC Mortgage Company
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(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   November 15, 1999                   By: /s/ Stuart D. Marvin
        --------------------                   --------------------------------
                                            Name:  Stuart D. Marvin
                                            Title: Chief Financial Officer

         INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.